October 18, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4 of Form 8-K/A dated July 31, 2002 of Inforetech Wireless Technology, Inc. (the "Company") and are in agreement with the statements contained in paragraphs 4(a)(ii), 4(a)(iv), 4(a)(v), 4(a)(vi) and 4(b)(ii). We have no basis to agree or disagree with the statements contained in paragraphs 4(a)(iii) and 4(b)(i). We report as follows with respect to the remaining paragraph of Item 4 of the Company's Form 8-K.

Paragraph 4(a)(i)

We were informed of our dismissal by the Company on May 22, 2002 rather than April 5, 2002 as reported by the Company.


Yours truly,

/s/ Ernst & Young, LLP
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    Ernst & Young, LLP